Reply Attention of Virgil Z. Hlus
Direct Tel. 604.891.7707
EMail Address vzh@cwilson.com
Our File No. 28556-1 / D/GYW/671374.3

January 20, 2005

Via edgar and courier

Securities and Exchange Commission
450 Fifth St NW
Washington DC 20549
USA

Attention: Pamela A. Long
Tracey Houser
Chris Edwards

Ladies and Gentlemen:

Re: Blue Earth Refineries Inc. Form 20-F filed on October 1, 2004 Amendment No. 1 filed on November 19, 2004 Amendment No. 2 filed on December 22, 2004 File No. 0-50971

Thank you for your letter of January 10, 2005 with respect to Amendment No. 2 to the Registration Statement on Form 20-F filed by our client, Blue Earth Refineries Inc. (the "Company"), on December 22, 2004.

We have keyed our responses to your comments and have provided you with supplemental information where applicable. We enclose three marked copies of Amendment No. 3 to the Form 20-F (the "Amendment"). Unless otherwise indicated, page references used in this letter relate to the enclosed marked version of the Amendment. Terms not defined in this letter have the same meaning ascribed to them in your letter of January 10, 2005.

Blue Earth Refineries Inc. financial statements for the year ended June 30, 2004

Note 8. Equity Method Investee

1. The Company approved and committed to a plan of operation and expects to commence operations of the 36569 Yukon refinery in the latter part of 2005. It is currently

2

evaluating the technical and economic feasibility of alternative cobalt contained feedstocks for use in its refining process for the production of cobalt related products. 36569 Yukon is implementing a program in 2005 to complete these evaluations and studies, and bring the plant into production in an expeditious and prudent manner as set out in a four-stage plan of operations. In stage one, scheduled from January to February 2005, 36569 Yukon will attempt to locate a buyer for the cobalt and nickel carbonate product that will be produced by the refinery. In stage two, scheduled from January to March 2005, 36569 Yukon plans to identify alternative feedstock sources for use in its cobalt refinery. Such alternate feedstock sources include waste metals, waste chemicals, recyclables and excess feedstocks from other Canadian cobalt producers. In stage three, scheduled from March to May 2005, 36569 Yukon plans to complete an engineering study to evaluate the costs and quality of the cobalt related products which can be produced from these alternate feedstock sources to determine which alternative feedstock source provides the most attractive financial return. In stage four, scheduled from June to October 2005, 36569 Yukon plans to complete the required modifications and commence operations. Management of the Company does not believe this asset is impaired and reference is made to the projected undiscounted cash flow analysis for the 36569 Yukon refinery which is set out in our letter dated November 19, 2004 under prior comment 65. Therefore, for clarification purposes, the Company has amended the disclosure in the Amendment to disclose the expected recommencement of operations at the 36569 Yukon refinery in the latter part of 2005 and, as the alternative of leasing the facility was not originally or currently being considered, such references have been deleted from the Amendment. See pages 9, 31, 40 and 46.

2. The Company has revised Note 8 to state that the principal amount of the debenture is €4,242,000. Also, the Company has disclosed in Note 1 under "Foreign Currency Translation" how it will account for changes in the carrying value caused by exchange rate fluctuations.

Closing Comments

We look forward to any further comments you may have regarding this Amendment No. 3 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact Virgil Hlus at 604-891-7707.

Yours truly,

CLARK, WILSON

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/gyw
Encl.

cc: Blue Earth Refineries Inc.
Attention: Michael J. Smith, President

cc: Peterson Sullivan PLLC
Attention: Nathan Hartman